SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-

1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 100
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER 100
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,638
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% [1]
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	This calculation is based on 297,556,619 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,638
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% [1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This calculation is based on 297,556,619 shares of Common Stock of the Issuer outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

This Amendment No. 4 relates to the Schedule 13D filed on April 21, 2014, as amended prior to the date of this Amendment No. 4 (as so amended, the “Original 13D”), by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and, together with Valeant, the “Reporting Persons”), relating to common shares, par value $0.01 (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

ITEM 2.	Identity and Background.

Item 2 of the Original 13D is hereby amended and supplemented as follows:

References to Mr. Morfit, Mr. Hassan and Mr. Segal on Schedule I of the Original 13D are hereby deleted.

As previously disclosed on Valeant’s Current Report on Form 8-K filed on May 20, 2014, Colleen A. Goggins and Anders Lönner were elected as directors of Valeant (the “Additional Item 2 Persons”). The principal occupation of each is a corporate director, and their business address is 2150 St. Elzéar Blvd. West, Laval, Quebec. Canada, H7L 4A8. Ms. Goggins is a citizen of the United States. Mr. Lönner is a citizen of Sweden.

(d)-(e) To the knowledge of the Reporting Persons, neither of the Additional Item 2 Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4	Purpose of the Transaction

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On May 28, 2014, Valeant delivered to the Issuer’s Chairman and Chief Executive Officer a letter in which it revised its proposal to merge with Issuer (the “May 28th Proposal Letter”). On the same day, Valeant issued a press release announcing the revised merger proposal. In the May 28th Proposal Letter, Valeant indicated that it is now offering, for each share of Common Stock, (1) $58.30 in cash, (2) 0.83 of a share of Valeant common stock, no par value (“Valeant Shares”), and (3) a new contingent value right (“CVR”) related to DARPin® sales and that Allergan shareholders would continue to be able to elect their mix of cash and Valeant Shares, subject to proration, as well as receiving the CVR. The press release, including the text of May 28th Proposal Letter, is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 4 as if restated in full herein. In connection with the delivery of the May 28th Proposal Letter, as previously announced, Valeant held a webcast on May 28, 2014 and made available an investor presentation, which is filed as Exhibit 99.2 hereto and is incorporated by reference.

ITEM 5	Interest in Securities of the Issuer

Items 5 of the Original 13D is hereby amended and supplemented by adding the following information:

(a), (b) As of May 28, 2014, Colleen A. Goggins, a newly elected director of Valeant, beneficially owns 1,819.36 shares of Common Stock, which constitutes less than 0.1% of the shares of Common Stock issued and outstanding. Ms. Goggins may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

Except as set forth in the Original 13D and herein, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 as amended by this Amendment No. 4 beneficially owns any shares of Common Stock.

ITEM 7	Material to be Filed as Exhibits

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. press release, dated May 28, 2014, incorporated by reference to Exhibit 99.1 of Valeant’s Current Report on Form 8-K filed on May 28, 2014.

99.2	Investor presentation materials, dated May 28, 2014, incorporated by reference to Valeant’s filing under Rule 425 on May 28, 2014 (Film No. 14873613, filed at 17:22:03).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated: May 29, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
Name: Robert R. Chai-Onn
Title: Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
Name: Robert R. Chai-Onn
Title: Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. press release, dated May 28, 2014, incorporated by reference to Exhibit 99.1 of Valeant’s Current Report on Form 8-K filed on May 28, 2014.

99.2	Investor presentation materials, dated May 28, 2014, incorporated by reference to Valeant’s filing under Rule 425 on May 28, 2014 (Film No. 14873613, filed at 17:22:03).